SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)*

Integrated Environmental Technologies, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

639048107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

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CUSIP No. 639048107	Page 2 of 9 Pages

1	Name of reporting persons McAdoo Capital, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 22,547,269
	7	Sole dispositive power None
	8	Shared dispositive power 22,547,269
9	Aggregate amount beneficially owned by each reporting person 22,547,269
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 13.8% (See also Item 4(b) below)
12	Type of reporting person (see instructions) CO

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CUSIP No. 639048107	Page 3 of 9 Pages

1	Name of reporting persons Zanett Opportunity Fund, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 22,292,863
	7	Sole dispositive power None
	8	Shared dispositive power 22,292,863
9	Aggregate amount beneficially owned by each reporting person 22,292,863
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 13.7% (See also Item 4(b) below)
12	Type of reporting person (see instructions) CO

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CUSIP No. 639048107	Page 4 of 9 Pages

1	Name of reporting persons Zachary McAdoo
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 22,547,269
	7	Sole dispositive power None
	8	Shared dispositive power 22,547,269
9	Aggregate amount beneficially owned by each reporting person 22,547,269
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 13.8% (See also Item 4(b) below)
12	Type of reporting person (see instructions) IN

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CUSIP No. 639048107	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Integrated Environmental Technologies, Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4235 Commerce Street

Little River, South Carolina 29566

Item 2(a).	Name of Person Filing:

McAdoo Capital, Inc.

Zanett Opportunity Fund, Ltd.

Zachary McAdoo

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For McAdoo Capital, Inc. and Zachary McAdoo:

635 Madison Avenue, 15th Floor

New York, NY 10022

For Zanett Opportunity Fund, Ltd.:

c/o Appleby Spurling

Canon’s Court

22 Victoria Street

P.O. Box HM 1179

Hamilton, Bermuda HM 1179

Item 2(c).	Citizenship:

McAdoo Capital, Inc. – New York

Zanett Opportunity Fund, Ltd. – Bermuda

Zachary McAdoo – United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP No.:

639048107

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CUSIP No. 639048107	Page 6 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Zanett Opportunity Fund, Ltd. (the “Fund”) beneficially owns 22,292,863 shares of Common Stock. This amount includes: (i) 3,400,000 shares issuable pursuant to warrants acquired August 19, 2009; (ii) 6,159,923 shares acquired pursuant to the conversion on December 31, 2009 of the 12% convertible debentures due in 2009 issued to the Fund (the “Fund Debentures”); (iii) 2,950,000 shares issuable pursuant to warrants acquired pursuant to the conversion on December 31, 2009 of the Fund Debentures; (iv) 1,000,000 shares acquired pursuant to the exercise on October 8, 2010 of warrants acquired August 19, 2009; (v) 1,500,000 shares acquired pursuant to the exercise on December 6, 2010 of warrants acquired August 19, 2009; (vi) 1,500,000 shares issuable pursuant to warrants acquired December 9, 2010; (vii) 4,761,250 shares issuable pursuant to an 8% convertible debenture due in 2015 issued to the Fund on August 21, 2012; (viii) 491,690 shares acquired on August 21, 2012 as payment of accrued interest due on a convertible debenture that was subsequently cancelled as part of a refinancing; and (ix) 530,000 shares acquired by open market purchases in April 2012.

McAdoo Capital, Inc. (“McAdoo Capital”) exercises investment discretion over the Fund’s 22,292,863 shares of Common Stock, in addition to the 254,406 shares McAdoo Capital beneficially owns, which includes: (i) 100,000 shares issuable pursuant to warrants acquired August 19, 2009; (ii) 104,406 shares (the “McAdoo Conversion Shares”) acquired pursuant to the conversion on December 31, 2009 of the 12% convertible debentures due in 2009 issued to McAdoo Capital (the “McAdoo Debentures”); and (iii) 50,000 shares issuable pursuant to warrants acquired pursuant to the conversion on December 31, 2009 of the McAdoo Debentures.

Zachary McAdoo exercises investment discretion over shares beneficially owned by McAdoo Capital (including the shares owned by the Fund) by virtue of his position as President. This report shall not be construed as an admission that McAdoo Capital or Mr. McAdoo are the beneficial owners of the Fund’s shares for any purposes.

(b)	Percent of Class:

The Fund is the beneficial owner of 13.7% of the issuer’s Common Stock. As provided in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 and filed November 14, 2012, 150,268,500 shares of Common Stock were outstanding as of November 9, 2012. In addition, the Fund has the right to acquire within 60 days: (i) 7,850,000 total shares issuable pursuant to warrants, and (ii) 4,761,250 total shares issuable pursuant to a convertible debenture (together, the “Fund Additional Shares”). The Fund’s beneficial ownership percentage is based on a total of 162,879,750 shares, which consists of the issuer’s outstanding shares plus the Fund Additional Shares.

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CUSIP No. 639048107	Page 7 of 9 Pages

Due to its investment discretion over the shares the Fund beneficially owns, McAdoo Capital may be deemed to be the beneficial owner of 13.8% of the issuer’s Common Stock. By virtue of his position as President of McAdoo Capital, Zachary McAdoo may be deemed to have the same beneficial ownership as McAdoo Capital. As provided in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 and filed November 14, 2012, 150,268,500 shares of Common Stock were outstanding as of November 9, 2012. In addition, McAdoo Capital has the right to acquire within 60 days 150,000 total shares issuable pursuant to warrants (the “McAdoo Additional Shares”). McAdoo Capital also exercises investment discretion over the Fund Additional Shares. Both of McAdoo Capital’s and Zachary McAdoo’s beneficial ownership percentages are based on a total of 163,029,750 shares, which consists of the issuer’s outstanding shares plus: (i) the McAdoo Additional Shares, and (ii) the Fund Additional Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the attached responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the attached responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the attached responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the attached responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Investors in the Fund described in Item 4 above have the right to receive dividends from, or the proceeds from the sale of, the shares held in each Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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CUSIP No. 639048107	Page 8 of 9 Pages

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 639048107	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	MCADOO CAPITAL, INC.

/s/ Zachary McAdoo
Zachary McAdoo, President

Dated: February 14, 2013	ZANETT OPPORTUNITY FUND, LTD.

By: MCADOO CAPITAL, INC., its Investment Manager

/s/ Zachary McAdoo
Zachary McAdoo, President

Dated: February 14, 2013	/s/ Zachary McAdoo
Zachary McAdoo

EXHIBITS

No.	Exhibit

99.1	Joint Filing Agreement